

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

VIA INTERNATIONAL MAIL
Mr. Eddie Cheung Wai Hung
Chief Financial Officer
Innocom Technology Holdings, Inc.
Suite 901, Sun Hung Kai Centre, 30
Harbour Road, Wanchai, Hong Kong, PRC

> Re: **Innocom Technology Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31. 2009**
> **Filed April 15, 2010**
> **File No. 0-50164**

Dear Mr. Hung:

        We issued comments to you on the above captioned filing on October 8, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 6, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by December 6, 2010, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please file all correspondence over EDGAR.   You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Gregory M. Wilson, Attorney at Law via FAX (509) 891-8382